(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-50179

CUSIP NUMBER 00437P-10-7

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Accredited Home Lenders Holding Co.
Full Name of Registrant

Not applicable
Former Name if Applicable

15090 Avenue of Science
Address of Principal Executive Office (Street and Number)

San Diego, California 92128
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accredited Home Lenders Holding Co. (the “Company”) has dedicated substantial resources to the evaluation and testing of its internal controls over its financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. These tasks require substantial effort and time to complete and have delayed the Company’s efforts to simultaneously meet the expedited filing requirements applicable to accelerated filers and the additional demands of complying with Section 404. As a result of these additional demands on management and other resources, the Company was unable to file its annual report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) by the prescribed filing date of March 16, 2005. The Company expects that it will file the Form 10-K by March 31, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John S. Buchanan Chief Financial Officer	(858)	676-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to the Registrant’s expectation that it will file its Form 10-K on or before March 31, 2005. These forward-looking statements involve a number of risks and uncertainties, including uncertainties related to the completion of the audits of the Registrant’s financial statements and assessment of its internal controls over financial reporting. These and other factors could cause the Registrant’s actual results to differ materially from what it projects in its forward-looking statements.

Accredited Home Lenders Holding Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ JOHN S. BUCHANAN
John S. Buchanan, Chief Financial Officer